Mail Stop 4561
Via Fax (508) 382-8300

November 20, 2008

Patrick J. Scannell, Jr.
Chief Financial Officer
Netezza Corporation
26 Forest Street
Marlborough, MA 01752

> **Re:** **Netezza Corporation**
> **Form 10-K for the Fiscal Year Ended January 31, 2008**
> **Filed on April 18, 2008**
>
> **Definitive Proxy Statement on Schedule 14A**
> **Filed on May 5, 2008**
>
> **Form 10-Q for the Fiscal Quarter Ended July 31, 2008**
> **Filed on September 9, 2008**
>
> **Form 8-K/A Filed on July 25, 2008**
> **File No. 001-33445**

Dear Mr. Scannell:

We have reviewed the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended January 31, 2008

Risk Factors, page 11

1.   Please tell us what consideration you gave to including a discussion of the potential credit risks associated with your accounts receivable. In this regard, we note that Note 2 to the financial statements indicates that two customers accounted for nearly 40% of your accounts receivable for the fiscal year ended January 31, 2008.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Application of Critical Accounting Polices and Use of Estimates

Inventory Valuation, page 35

2.   We note that you recorded a significant inventory write-down in 2008. Please tell us about the circumstances that led to the write-down in inventory. In addition, tell us whether the write-down was a result of a change in your inventory policy. As part of your response, please tell us what consideration you gave to providing disclosure about the inventory write-down in your MD&A within your operating results discussion.

Liquidity and Capital Resources, page 40

3.   You state that you believe that you have sufficient resources to meet anticipated cash needs for the "foreseeable future." In future filings, please clarify whether your current cash resources will be sufficient to fund your short-term cash requirements, where short-term is defined as a period of twelve months or less. To the extent there are any known material trends or uncertainties related to long-term cash flow or liquidity, additional disclosures may also be required. See Section III.C of Release No. 33-6835 and Section IV of Release No. 33-8350.

Note 13. Stock Option Plans, page 67

4.   We note that your current disclosures do not appear to provide all of the disclosures required by SFAS 123(R). Please tell us how you considered each of the disclosure requirements in paragraph A240 of SFAS 123(R). In your response, please identify which disclosures are not applicable or not material to warrant disclosure.

Item 9A. Controls and Procedures, page 76

5.   Your disclosure in response to Item 308(c) of Regulation S-K regarding changes in internal control over financial reporting should be given with regard to your fourth fiscal quarter; however, you have provided a statement that there were no reportable changes during the quarter ended October 31, 2007. Please tell us whether there were any changes in your internal control over financial reporting during the fourth fiscal quarter ending January 31, 2008 and provide a representation that you will conform your disclosure to the Item requirement in future filings.

Definitive Proxy Statement on Schedule 14A Filed May 5, 2008

Executive and Director Compensation and Related Matters

Compensation Discussion and Analysis, page 12

6.   We note your statement that you engage in benchmarking of total compensation packages and that the data used regarding comparable companies is sometimes gathered by management and sometimes prepared by independent compensation consultants. It is unclear whether you engaged an independent compensation consultant to perform this function in fiscal 2008, though we note you provide this information for fiscal 2009. In future filings, please specifically indicate whether a consultant was engaged by you and disclose the role of the consultant.

7.   You identify several companies in the benchmarking group without clarifying whether they constitute some or all of the companies in the group. In future filings, please disclose all of the companies in the peer group. Note that where the compensation committee sets the benchmark at a certain range or percentile of the compensation provided by the component companies, the range or percentile should be disclosed. See Item 402(b)(2)(xiv) of Regulation S-K. In this regard, we note your statement on page 14 that the compensation committee reviews the target cash bonus together with base salary to ensure that "the total cash compensation is competitive with" comparable executives at comparable companies. Please specifically address how the benchmark for total cash compensation is set.

8.   In future filings, to the extent true, please discuss why there are material differences in the compensation policy for Patricia Cotter, Vice President, Worldwide Customer Support and Manufacturing. See Item 402(b)(1) of Regulation S-K. Specifically address the differences in the target bonus as a percentage of base salary as compared to the other named executive officers.

Form 10-Q for the Fiscal Quarter Ended July 31, 2008

Note 3. Fair Value Measurements, page 9

9.   We note that you have concluded that your auction rate securities are temporarily impaired. Please explain the factors you considered when concluding that the impairment is not other-than-temporary. As part of your response, tell us how you considered paragraph 13 of FSP SFAS 115-1 and SAB Topic 5M. Also, tell us what consideration you have given to providing disclosure describing how you concluded that the impairment is temporary.

10.   We also note that at July 31, 2008 the Company held $87.6 million of investments in money market funds, which were classified as cash and cash equivalents. Considering the recent market events, tell us whether these funds have experienced any declines in fair value resulting from deterioration in the creditworthiness of their assets, general illiquidity conditions, or both and if so, tell us how you have accounted for such declines. Also, tell us whether any of these funds have imposed limits on redemptions and if so, tell us how the Company considered such limitations in accounting for these investments as cash and cash equivalents.

Form 8-K/A Filed on July 25, 2008

11.   Please amend the audit report included in Exhibit 99.1 of your Form 8-K/A to include the signature and name of your independent accounting firm pursuant to Article 2-02(a) of Regulation S-X.

* * * * * * *

        Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comment.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

You may contact Melissa Feider, Staff Accountant, at (202) 551-3379, or Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Jan Woo, Staff Attorney, at (202) 551-3453 or Maryse Mills-Apenteng, Staff Attorney, at (202) 551-3457. If you need further assistance, you may contact me at (202) 551-3499.

Sincerely,

Kathleen Collins
Accounting Branch Chief